Exhibit 21.1

The following are subsidiaries of K2M Group Holdings, Inc. and the jurisdictions in which they are organized.

Entity Name	Jurisdiction of Organization

K2M Holdings, Inc.	DE

K2M, Inc.	DE

K2M Solutions, Inc.	DE

K2M Solutions Australia Pty Ltd	Australia

K2M Solutions Canada, Inc.	British Columbia

K2M Spine Solutions (Schweiz) GmbH	Switzerland

K2M UK Limited	UK

K2M Germany GmbH	Germany

K2M Solutions Italy Srl	Italy

K2M Solutions GmbH	Austria

K2M Solutions Sweden Aktiebolag	Sweden